Filed Pursuant to Rule 424(b)(3)
Registration No. 333-209128

COLE OFFICE & INDUSTRIAL REIT (CCIT III), INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 7, 2017
TO THE PROSPECTUS DATED SEPTEMBER 22, 2016
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT III), Inc. dated September 22, 2016, Supplement No. 4 dated December 22, 2016, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 5 dated January 6, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT III), Inc.;
(2)	recent real property investments; and
(3)	an update to the biographical information for one of our executive officers.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $3,500,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 22, 2016. Of these shares, we are offering up to $2,500,000,000 in shares of common stock pursuant to our primary offering, consisting of two classes of shares: $1,250,000,000 in shares of Class A common stock (Class A Shares) and $1,250,000,000 in shares of Class T common stock (Class T Shares). We are also offering up to $1,000,000,000 in shares pursuant to our distribution reinvestment plan. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan. During the month of January 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 87,250 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $856,000, consisting of approximately 87,200 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $855,500 ($855,500 in Class A Shares and no Class T Shares), and approximately 50 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $500. As of January 31, 2017, we had accepted investors’ subscriptions for, and issued, a total of approximately 407,000 shares of our common stock in the offering, resulting in gross proceeds to us of approximately $3.8 million ($3.7 million in Class A Shares and $50,000 in Class T Shares; including shares issued pursuant to our distribution reinvestment plan). As of January 31, 2017, approximately $3.5 billion in shares of our common stock remained available for sale in the offering. We have special escrow provisions for residents of Pennsylvania and Washington which have not been satisfied as of January 31, 2017 and, therefore, subscriptions from residents of Pennsylvania and Washington will be held in escrow until we have received aggregate subscriptions of at least $125.0 million and $20.0 million, respectively.
We will offer shares of our common stock pursuant to the offering until September 22, 2018, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 22, 2018, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus and “Investment Objectives and Policies — Acquisition and Investment Policies” beginning on page 89 of the prospectus, and describes activity that occurred subsequent to the activity as of December 31, 2016 previously disclosed in our prospectus, Supplement No. 4 dated December 22, 2016, and Supplement No. 5 dated January 6, 2017 to our prospectus.
As of January 31, 2017, we, through a separate wholly-owned limited liability company of ours and our operating partnership, owned one property, acquired for an aggregate purchase price of approximately $32.8 million, located in Ohio, consisting of approximately 221,000 gross rentable square feet of office space. We did not acquire any properties between January 1, 2017 and January 31, 2017. The property was acquired through the use of proceeds from our initial public offering and debt borrowings.

Management
The following information supersedes and replaces the sixth paragraph of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 61 of the prospectus.
Since August 2016, Mr. DeBacker has served as senior vice president and chief financial officer, Cole REITs, of VEREIT. From May 2014 until joining Cole Capital and its affiliates in August 2016, Mr. DeBacker was the principal at CFO Financial Services, LLC, a certified public accounting firm that provided accounting, payroll, tax, forecasting and planning, business valuation and investment advisory services to business organizations. Mr. DeBacker has not managed or otherwise provided any services with respect to any client accounts for CFO Financial Services, LLC since joining Cole Capital and its affiliates in August 2016. Mr. DeBacker currently has an ownership interest in the assets of CFO Financial Services, LLC, but is in the process of finalizing the sale of such assets. He will not resume providing any services with respect to CFO Financial Services, LLC while the sale is pending. Mr. DeBacker was also registered as an investment adviser representative with Archer Investment Corporation, an investment advisory firm that partners with accountants and CPAs to provide investment management solutions for their clients, from November 2015 until August 2016. From December 2005 until May 2014, Mr. DeBacker worked at Cole Capital and, following the merger with VEREIT, most recently served as vice president of real estate planning and analysis. From 2002 until 2005, Mr. DeBacker worked as an auditor for the independent public accounting firm of Ernst & Young LLP. Mr. DeBacker earned his bachelor’s degree in accounting from the University of Arizona and is a Certified Public Accountant in Arizona.

2
CCIT3-SUP-06